UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 20, 2013

ORDER DENYING CONFIDENTIAL TREATMENT
REQUEST UNDER RULE 24b-2
AND
NOTICE OF OPPORTUNITY TO PETITION
FOR REVIEW UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Millennium Healthcare Inc.

File No. 0-55009 - CF#29947
_____

The Division of Corporation Finance denied your request for confidential treatment of the information excluded from exhibits 10.1, 10.2, 10.3, 10.14, and 10.32 to the Form 10 as filed on July 25, 2013.

We denied your request because we concluded:

- the excluded information is material to those who make investment decisions concerning your securities; and

- the application failed to include information required to be included by Rule 24b-2, including justification for the period of time for which confidential treatment is sought.

If you wish to petition the Commission under 17 C.F.R. 201.430 for review of this order, you must file with the Office of the Secretary (1) a written notice of intention to petition for review within five days after you received this order or otherwise have actual notice of it, and (2) a written petition for review, as described in 17 C.F.R. 201.430(a)(2), within five days thereafter.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary